Exhibit 99.1

Cheer Holding Reports Full Year 2024 Financial Results

BEIJING, March 10, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced its financial results for the full year ended December 31, 2024.

Operating Highlights For The Year Ended December 31, 2024

Total downloads of CHEERS Apps were approximately 523.3 million as of December 31, 2024, representing a growth of 10.4% from December 31, 2023. Specifically:

CHEERS Video

●	Accumulated downloads of CHEERS Video grew by 6.3% YoY to approximately 436 million as of December 31, 2024.
●	Monthly Active Users of CHEERS Video increased by 4.4% to approximately 52.3 million.
●	Daily Time Spent for using CHEERS Video during 2024 was approximately 60 minutes.

CHEERS e-Mall

●	Accumulated downloads of CHEERS e-Mall grew by 13.5% YoY to approximately 60.7 million as of December 31, 2024.
●	Monthly Active Users of the CHEERS e-Mall increased by 6.2% YoY to approximately 6.9 million.
●	Repurchase Rate on CHEERS e-Mall for the 360 days period during 2024 was 39.7%.

Cheer Real

●	Accumulated downloads of CheerReal grew by 57.6% YoY to approximately 14.5 million as of December 31, 2024.
●	Monthly Active Users of CheerReal increased by 7.7% to approximately 1.4 million.
●	Digital Art Collections listed on CheerReal during 2024 were 25,856 units.

CHEERS Telepathy

●	Accumulated downloads of CHEERS Telepathy grew by 830.8% YoY to approximately 12.1 million as of December 31, 2024.
●	Monthly Active Users of CHEERS Telepathy platform increased by 733.3% to approximately 2.5 million.
●	Average Monthly Visits during 2024 were approximately 3.4 million.

Financial Highlights For The Year Ended December 31, 2024

●	Revenues reached $147.2 million.
●	Net Income reached $26 million.
●	Net cash provided by operating activities was approximately $22.9 million.

Selected Financial Results

Revenues

Our revenues were about $147.2 million for the year ending December 31, 2024, down approximately $5.1 million or 3.37% from $152.3 million in 2023. This decline was primarily driven by a $4.8 million drop in advertising revenue, as customers reduced their advertising orders in response to cost-saving measures amid a challenging macroeconomic environment.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

－	Our cost of revenues decreased slightly by about $0.1 million or 0.41%, from approximately $39.5 million in 2023 to approximately $39.4 million in 2024, aligning with revenue trends. However, our gross margin fell due to reduced service fees charged to advertising customers. We anticipate increased advertising revenues from continuous investments in advertising business, though it may take time to see results.

－	Sales and marketing expenses mainly include salaries and benefits for the sales team, user acquisition costs, advertising fees, travel expenses, and CHEERS e-Mall marketing costs. These expenses fell by about $0.9 million, from approximately $76.2 million in 2023 to around $75.3 million in 2024. This decrease was primarily due to the depreciation of the RMB, which reduced the USD value of revenues when converted. Excluding foreign exchange effects, these expenses rose by about 0.41%.

－	General and administrative expenses, consisting primarily of salaries and benefits of our management and bad debt provision expense for accounts receivable and professional service fees, decreased by approximately $2.2 million to around $3.5 million in 2024, from approximately $5.7 million in 2023. The change was mainly due to provision of expected credit losses against accounts receivable of approximately $2.1 million in the year 2023, while the Company reversed the provision in 2024.

－	Research and development expenses rose significantly from $1.6 million in 2023 to approximately $3.4 million in 2024, driven by continued investment in IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Net income

As a result of the foregoing, we had a net income of approximately $26.0 million in the year ended December 31, 2024, as compared to a net income of approximately $30.5 million in the year ended December 31, 2023.

Cash, cash equivalents and working capital

As of December 31, 2024 and 2023, our principal sources of liquidity were cash and cash equivalents of approximately $197.7 million and $194.2 million, respectively. Working capital at December 31, 2024 was approximately $265.7 million.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Data Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers, AI initiatives and technology infrastructure; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 10, 2025. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

CHEER HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$197,660	$194,227
Restricted cash	-	298
Accounts receivable, net	77,074	81,170
Prepayment and other current assets, net	30,834	31,179
Total current assets	305,568	306,874

Property, plant and equipment, net	33	85
Intangible assets, net	40,531	20,255
Deferred tax assets	72	41
Unamortized produced content, net	16	-
Right-of-use assets	371	377
Total non-current assets	41,023	20,758
TOTAL ASSETS	$346,591	$327,632

Liabilities and Shareholders’Equity
Current liabilities:
Short-term bank loans	$9,590	$4,216
Accounts payable	2,039	9,599
Contract liabilities	27	130
Accrued liabilities and other payables	1,941	3,764
Due to related parties	1,100	-
Other taxes payable	25,095	28,178
Lease liabilities current	109	330
Total current liabilities	39,901	46,217

Long-term bank loan	1,370	1,408
Lease liabilities non-current	250	-
Total non-current liabilities	1,620	1,408
TOTAL LIABILITIES	$41,521	$47,625

Shareholders’ Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of December 31, 2024 and 2023; nil and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	$-	$-
Class A Ordinary shares (par value of $0.001 per share; 200,000,000 shares authorized as of December 31, 2024 and 2023; 10,285,568 and 10,070,012 shares issued and outstanding as of December 31, 2024 and 2023, respectively)*	10	10
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares and nil shares authorized as of December 31, 2024 and 2023; 500,000 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively)	-	-
Additional paid-in capital	113,485	106,215
Statutory reserve	1,411	1,411
Retained earnings	207,128	181,162
Accumulated other comprehensive loss	(17,041)	(8,869)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	304,993	279,929
Non-controlling interest	77	78
TOTAL SHAREHOLDERS’ EQUITY	305,070	280,007
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$346,591	$327,632

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2024	2023	2022

Revenues	$147,196	$152,327	$157,079

Operating expenses:
Cost of revenues	(39,388)	(39,549)	(40,580)
Selling and marketing	(75,289)	(76,200)	(82,534)
General and administrative	(3,499)	(5,658)	(5,908)
Research and development	(3,428)	(1,635)	(1,331)
Total operating expenses	(121,604)	(123,042)	(130,353)

Income from operations	25,592	29,285	26,726

Other income (expenses):
Interest income (expense), net	262	3	(93)
Change in fair value of warrant liability	-	86	(62)
Other income, net	80	1,215	282
Total other income	342	1,304	127

Income before income tax	25,934	30,589	26,853
Income tax benefit (expense)	34	(61)	(413)
Net income	25,968	30,528	26,440
Less: net gain (loss) attributable to non-controlling interest	2	51	(450)
Net income attributable to Cheer Holding, Inc.’s shareholders	$25,966	$30,477	$26,890

Other comprehensive loss
Unrealized foreign currency translation loss	(8,175)	(2,233)	(13,357)
Comprehensive income	17,793	28,295	13,083
Less: comprehensive (loss) gain attributable to non-controlling interests	(1)	3	(478)
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$17,794	$28,292	$13,561

Earnings per ordinary share
Basic and dilutive	$2.51	$3.53	$3.95

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive	10,327,198	8,637,504	6,812,387

CHEER HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,968	$30,528	$26,440
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal of provision) provision for doubtful accounts	(20)	2,096	440
Provision for unamortized produced content	-	112	770
Depreciation and amortization	3,781	3,385	2,884
Amortization of right-of-use assets	41	394	454
Loss from early termination of right-of-use assets	15	-	-
Deferred income tax (benefits) expense	(33)	63	(53)
Share based compensation for employees	1,745	-	-
Share based compensation for non-employees	-	-	391
Written off of property and equipment	2	2	-
Amortization of loan origination fees	10	16	76
Change in fair value of warrant liability	-	(86)	62
Income from waive of other payables	(156)	-	-
Changes in assets and liabilities
Accounts receivable	1,924	15,205	(42,105)
Prepayment and other current assets	(514)	(22,270)	16,872
Unamortized produced content	(16)	682	170
Accounts payable	(7,402)	3,325	(5,576)
Contract liabilities	(101)	(14)	(356)
Accrued liabilities and other payables	-	(370)	565
Other taxes payable	(2,347)	9,477	7,346
Lease liabilities	(22)	(371)	(641)
Net cash provided by operating activities	22,875	42,174	7,739

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1)	(3)	(25)
Purchase of intangible assets	(24,861)	-	-
Prepayments for acquisition of intangible assets	-	-	(7,964)
Net cash used in investing activities	(24,862)	(3)	(7,989)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	12,507	4,660	6,096
Repayments of short-term bank loans	(6,949)	(4,802)	(6,244)
Proceeds from long-term bank loans	-	1,412	-
Payment of loan origination fees	(32)	(58)	(87)
Contribution (withdrawal of) from shareholders	5,525	(791)	743
Borrowings from related parties	-	1,600	-
Repayments to related parties	(500)	-	-
Proceeds from issuance of ordinary shares in connection with a private placement	-	80,000	-
Net cash provided by financing activities	10,551	82,021	508

Effect of exchange rate changes	(5,429)	(149)	(7,078)

Net increase (decrease) in cash and cash equivalents	3,135	124,043	(6,820)
Cash, cash equivalents and restricted cash, at beginning of year	194,525	70,482	77,302
Cash, cash equivalents and restricted cash, at end of year	$197,660	$194,525	$70,482

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$325	$271	$247
Income tax paid	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Acquisition of intangible assets from prepayments	$4,464	$4,464	$-
Right-of-use assets obtained in exchange for operating lease liabilities	$385	$-	$-